Contact

www.linkedin.com/in/george-skegas-19211077 (LinkedIn)

George Skegas

Corporate and Advisory Board Memberships at See Description, below

Half Moon Bay, California, United States

Summary

A CEO Advisor and Business Consultant, I help with strategy, operations, and financial management. I consult with executives as a Senior Consultant with Milestones, Inc. and I advise and help complete private equity investments.

Executives often say, “It’s lonely at the top.” Without an impartial Advisor to talk with and get advice from, executives can lack the candid perspectives and experience-based suggestions they need to create high performance throughout their organization. I solve this challenge for executives. I do that by offering competent and practical advice. I structure my advice based on the company’s current strategic objectives, business operations, and financial position. The result is an efficiently run and profitable company. To ensure success, I provide on-going coaching and a sounding board for a CEO to fully evaluate key decisions.

My experience as an owner of many companies, through my private equity investment funds and as a turnaround adviser and consultant to CEOs, allows me to bring broad, deep, and practical experience to any executive to support them in getting the job done. My experience also allows me to step in as an Interim CEO when needed.

During my career, I have completed over forty transactions totaling more than $2.5 billion of managed capital across a wide spectrum of debt and equity securities. I have been a Managing Partner of several private equity funds: KZC Catalyst, LLC and Catalyst Equity Partners, LLC, and Heller Investments, Inc. I am currently a Senior Adviser to Cooper Investment Partners, LLC.

I was personally responsible for twelve equity investments in troubled middle-market businesses where I drove the strategic planning process, guided the development of turnaround business

plans, ensuring the successful and timely implementation of those plans. This investment activity generated returns in excess of 230% and 1.9 times invested capital.

Prior to entering private equity at Heller Investments, I was a Senior Vice President and Origination Manager for Heller Financial, Inc's Structured Finance Group. There I developed and managed a staff of highly motivated senior professionals who were responsible for originating, underwriting, and closing highly leveraged senior and subordinated debt transactions in the Western United States, with offices in Los Angeles, San Francisco, and Dallas.

I began my business career at Bankers Trust Company in its Structured Finance Group where I had major responsibility for a number of large leveraged buyouts.

Experience

Milestones, Inc. & Get Buy-In
Executive Consultant
2017 - Present (6 years)
Greater Los Angeles Area

Cooper Investment Partners
Senior Advisor
2016 - Present (7 years)
Greater New York City Area

Haig Barrett Inc.
Executive Consultant
2014 - Present (9 years)
London, England, United Kingdom

Self-employed
Managing Partner
2009 - Present (14 years)
San Francisco Bay Area

Current
Corporate and Advisory Board Memberships

2009 - Present (14 years)

Plant Source, Inc.

Lively Root Technologies, Inc.

Visiontree Holdings, LLC

The Johns Hopkins University Center for Financial Economics

KZC Catalyst Partners
Managing Partner
2004 - 2009 (5 years)
San Francisco Bay Area

Catalyst Equity Partners,LLC
Managing Partner
1997 - 2009 (12 years)

Executives often say, "It's lonely at the top." Without an impartial Advisor to talk with and get advice from, executives can lack the candid perspectives and experience-based suggestions they need to create high performance throughout their organization. I solve this challenge for executives. I do that by offering competent and practical advice. I structure my advice based on the company's current strategic objectives, business operations, and financial position. The result is an efficiently run and profitable company. To ensure success, I provide on-going coaching and a sounding board for a CEO to fully evaluate key decisions.

My experience as an owner of many companies, through my private equity investment funds and as a turnaround adviser and consultant to CEOs, allows me to bring the broad, deep, and practical experience to any executive to support them in getting the job done. My experience also allows me to step in as an Interim CEO when needed.

During my career, I have completed over forty transactions totaling more than $2.5 billion of managed capital across a wide spectrum of debt and equity securities. I have been a Managing Partner of several private equity funds: KZC Catalyst, LLC and Catalyst Equity Partners, LLC and Heller Investments, Inc. I am currently a Senior Adviser to Cooper Investment Partners, LLC.

I was personally responsible for twelve equity investments in troubled middle market businesses where I drove the strategic planning process, guided the development of turnaround business plans, ensuring the successful and timely

implementation of those plans. This investment activity generated returns in excess of 230% and 1.9 times invested capital.

Before joining Heller Investments, I was a Senior Vice President and Origination Manager for Heller Financial, Inc's Structured Finance Group.

Heller Investments Inc
Managing Partner
1992 - 1997 (5 years)
San Francisco Bay Area

Heller Financial - Structured Finance Group
Senior Vice President
1987 - 1992 (5 years)
Greater Los Angeles Area

Bankers Trust Company - Leveraged Buyout Group
Corporate Banking Specialist
1984 - 1987 (3 years)
Greater Los Angeles Area

United States Army
Captain
1978 - 1982 (4 years)
Istanbul, Turkey

I served in the United States Army, where I attained the rank of Captain. In my last command assignment, I was an Infantry Platoon Leader and Liaison Officer responsible for armed security of a NATO nuclear missile site outside Istanbul, Turkey.

Education

UCLA Anderson School of Management
Master of Business Administration - MBA, Finance, General · (1982 - 1984)

The Johns Hopkins University
Bachelor of Arts - BA, Economics · (1973 - 1978)